SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL Linhas Aéreas Inteligentes S.A.

Disclaimer

This presentation may contain certain statements that express GOL Linhas Aéreas Inteligentes S.A. ("GOL") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical fact, being based on currently available competitive, financial and economic data, and on current projections about the industries in which GOL operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) market acceptance of GOL services; (ii) volatility related to (a) the Brazilian economy and financial and securities markets and (b) the highly competitive industries GOL operates in; (iii) changes in (a) domestic and foreign legislation and taxation and (b) government policies related to the transportation markets; (iv) increasing competition from new entrants to the Brazilian markets; (v) ability to keep up with rapid changes in technological environment; (vi) ability to maintain an ongoing process for introducing competitive new products and services, while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions. Other factors that could materially affect results can be found in GOL's annual report on Form 20-F for the year ended December 31, 2011 as filed with the U.S. Securities and Exchange Commission on March 11, 2012, including under "Item 3. Key Information—D. Risk Factors".

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

The information contained in this presentation is in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. This presentation and the information contained herein are proprietary and extremely confidential and, thus, shall not be reproduced, disclosed, revealed or used by the viewer of this presentation or by its representatives, in whole or in part, except with the prior written agreement of GOL.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities where such offer or sale would be unlawful prior to registration or qualification under the securities law. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the United States Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made solely by means of a confidential offering memorandum that may be obtained from the initial purchasers. Such confidential offering memorandum will contain detailed information about GOL and its business and financial results, as well as its financial statements. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

Agenda

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Section 1
Company Overview

Overview

Smiles

Company Highlights

- ✓ Latin America's largest low-cost airline carrier
- ✓ Most efficient operating airline in Brazil with 120 employees per Aircraft
- ✓ Standardized, young fleet with an average age of 7.2 years
- ✓ Dominant position in Brazil's largest airports
- ✓ Largest e-commerce platform in Latin America
- ✓ Mileage program with 9 million participants
- ✓ Solid Balance Sheet

Strong code-sharing alliances

DELTA — GOL´s Shareholder (3.0% of total capital)

KLM, AIRFRANCE, QATAR AIRWAYS, IBERIA

Gol in Numbers[1]

- ✓ **12 Years** in business
- ✓ **970 flights** per day
- ✓ **65 destinations** in **10 Countries** in South America, the Caribbean and the United States
- ✓ Fleet of **125** Boeing 737s
- ✓ Over **200 million passengers transported** since 2001
- ✓ 2012 Net **Revenues of R$8.1bn**
- ✓ Market Cap: **R$ 4.03bn**
- ✓ Corporate Ratings:
  S&P: B, Fitch: B-, Moody's: B3

[1] As of 1 February 2013

Corporate Structure
(As of Dec. 2012)


Guarantor
VRG Linhas Aéreas S.A.
Gol Finance Cayman
GAC Inc.
Smiles S.A.
Webjet Linhas Aéreas
Key OpCos
Finance Cos

Total Capital (%)


Delta Airlines 3%
Other 2%
Wellington Mgmt Co 5%
Free Float 27%
Constantino Family (FIP Volluto) 63%

Equity Listing:

- BM&F Bovespa (Nível 2)
- NYSE (ADR Level 2)

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Section 2
Brazilian Aviation Market

Brazilian Airline Industry Review
Substantial Growth in the Last Decade, and Still Growing

Smiles

Brazil Domestic Market: MM Pax /year



Launching of
GOL
CAGR '92-'98: 9.1%
CAGR '01-'11: 12.5%
12
12
13
16
16
16
22
19
24
25
1
24
4
22
6
19
7
17
11
20
15
22
19
27
19
33
24
46
28
57
31
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Industry
Gol

Source: ANAC
(1) Estimated figures

Flights per Capita (2011)



2,74
2,56
0,76
0,49
0,47
0,46
0,46
0,4
0,39

Brazil: Air vs. Bus Travel Passengers (mm)



48
62
51
54
58
51
72
67
2007
2008
2009
2010
Air Travel
Bus Travel

Brazilian Airline Industry Review

YEARS	Brazilian GDP	Fuel price	FX rate	Fares + Fees(1)	Domestic market supply	Industry Governance(2)	Margins
2009/10	0% / 7%	↓	↓	NEUTRAL	↑	NO	+
2011	2.7%	↑	↑	↑	↑	NO	–
2012	0.9%	↑	↑	↑	NEUTRAL	YES	–
2013 (Guidance)	2.5% /3.0%	NEUTRAL	R$1.95/ R$2.05	↑	↓	YES	+

(1) New government fees for the industry
(2) Establishment of ABEAR – Brazilian Association of Airline Companies.

Brazilian Airline Industry
Key Players and Current Developments

Brazilian Domestic Market
Passengers Flown, 2012 (Source: ANAC)



Avianca 6%
Other 1%
Azul+Trip 14%
Gol+Webjet 36%
TAM 43%

GOL
- ✓ Key player in the new Brazilian aviation environment
- ✓ Led domestic supply reduction started in March 2012

TAM
- ✓ Consolidation with LAN
- ✓ Rationalization of business strategy (profit-oriented)

Azul
- ✓ Focus on Regional Markets (using smaller aircrafts e.g. Embraer and ATR) and New Government Initiatives

Avianca
- ✓ Increase in capacity through renewal of existing fleet (Fokker 100 to Airbus)

Current Domestic Market Dynamic

Smiles

Changes in Industry's Supply and Demand, YoY

In Response to:	Low Yields	Higher Fuel Costs	FX Devaluation	Higher Landing Fees



March-April/2012
Rationalization begins
2013...
32%
24%
16%
8%
0%
-8%
-16%
25%
21%
16%
14%
11%
7%
7%
6%
7%
0%
5%
-5%
-1%
-7%
-4%
-11%
2010
2011
1Q12
2Q12
3Q12
4Q12
jan/13
feb/13
Supply Growth (YoY)
Demand Growth (YoY)

Source: ANAC.

Three Major Players Following a Trend in Domestic Market
GOL has a key role in this movement

Variation in the Domestic Supply of the Three Major Players in a YoY Comparison



100%
80%
60%
40%
20%
0%
-20%
2010
2011
1T12
2Q12
3Q12
4Q12
March-April/2012
Rationalization Begins
Azul
TRIP
TAM
GOL

Source: ANAC.

For Azul-TRIP: data pro forma

Domestic Market
In 4Q12, industry supply decreased by 5.1%, unprecedented situation for the period

Smiles

Operational Data		GOL	TAM	Trip Azul	Avianca	Industry
2012 vs 2011	ASK	-5,4%	-1,1%	32,1%	82,3%	2,7%
	RPK	-3,8%	5,9%	31,1%	82,3%	6,8%
	Load Factor	+1,2 p.p	+4,8 p.p	-0,6 p.p	0,0 p.p	+2,8 p.p
4Q12 vs 4Q11	ASK	-15,5%	-4,1%	11,8%	70,6%	-5,1%
	RPK	-9,1%	12,0%	13,3%	77,2%	5,3%
	Load Factor	+5,0 p.p	+11,4 p.p	+1,0 p.p	+3,1 p.p	+7,5 p.p

Source: ANAC. For GOL considers pro forma operating data of Webjet in 2011. For Azul-Trip, pro forma data.

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Section 3

GOL´s Strategy

Rationalization Strategy of GOL's Supply

✓ GOL continues to show a dynamic adjust in domestic supply in accordance with the market conditions

Domestic Market Supply (2013 vs 2012)


50.3
-5.4%
47.6
Around -7%
2011
2012
2013

In line with its strategy of streamlining domestic supply, the Company announces a **cut** in its domestic supply for **1H13** of between **-8% and -10%** and for the year of **2013** around **-7%**.

Source: ANAC. For GOL, it considers pro forma operational data of Webjet in 2011.

Rationalization Movement Results

✓ Strategy of yields Recovery...

Yield (R$ Cents)



2013...
21,27
20,25
19,30
18,37
21,76
23,7
23,5
1,1%
2,5%
-0,3%
0,1%
2,3%
8%
17%
4Q11
1Q12
2Q12
3Q12
4Q12
jan/13
feb/13
Yield (R$ cents)
Yield Growth (YoY)

Rationalization Movement Results

✓ ...combined with the maximization of load factor

Domestic Load Factor


65,7%
+1.3 p.p
68,0%
-5,0 p.p
70,3%
+2.6 p.p
74,3%
+2.2 p.p
70,7%
+5.0 p.p
4Q11
1Q12
2Q12
3Q12
4Q12
Load Factor
Load Factor Growth


+0.7p.p
68.8%
69.5%
2M12
2M13

Source: ANAC.

Focus on PRASK[1]

- Rationalization of domestic supply results in a better competitive environment
- 11º consecutive month of PRASK growth (considering february's traffic data)
- In line with its rationalization strategy, the Company projects a Double-Digit Growth for PRASK in 2013

PRASK Growth (YoY, %)



Mar-April/ 2012
Beginning of Domestic Supply Adjustment
2013...
15,0%
10,0%
5,0%
0,0%
-5,0%
-10,0%
-0,3%
-5,0%
-3,5%
-2,5%
-1,9%
5,7%
3,4%
9,2%
10,0%
14,0%
1Q11
2Q11
3Q11
4Q11
1T12
2Q12
3Q12
4Q12
jan/13
feb/13

(1) PRASK = Passenger Revenue per Available Seat Kilometer

Readjustment of the Fixed Cost Structure

✓ A new fixed cost structure was implemented to adjust the Company to the challenging environment for the brazilian airline industry

Number of Employees



-7,4%
20.525
20.548
18.966
18.356
17,676
16,363
9.3%
9.8%
1.5%
-1.3%
-13.9%
4Q11
1Q12
2Q12
3Q12
4Q12
03/01/13
Employees
Employees Variation YoY

Operational Efficiency

- ✓ Even with a scenario of reducing costs, GOL became the most punctual airline in the market.

Punctuality



+7.0p.p
94%
87%
2011
2012

GOL was the most punctual company in 2012. With a focus on operational efficiency, the Company achieved a punctuality rate of **94%**.

Operational Efficiency

Smiles

✓ New FAST TRAVEL concept contributes to an increase on GOL's operational efficiency at the major airports all over the country.

Remote Check-in

CGH	78%
SDU	83%
POA	73%

FAST TRAVEL concept

- ✓ Improve in operational signaling
- ✓ Increase in the number of kiosks
- ✓ Efficient Baggage handling
- ✓ Increased use of the remote check-in
- ✓ Line Reduction

Remote Check-in


38%
50%
58%
Best rate in GOL's History
Dec/11
Dec/12
Feb/13

Focus still on Costs
Strengthening GOL's Competitive Advantage

Smiles

✓ CASK in US$ (cents) excluding fuel and adjusted by GOL's stage length

	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
GOL	4.9	5.0	5.3	5.5	5.5	4.7	5.1	4.7	**5.3***
LAN TAM	-	-	-	-	-	-	9.2	8.5	8.0
TAM	6.8	6.9	7.1	7.3	7.1	7	7.8	n.a	n.a
LAN	9.4	9.5	9.8	9.9	9.8	9.7	9.2	n.a	n.a
Southwest Airlines	5.1	5.1	5.1	5.1	5.3	5.6	5.4	5.8	5.7
Alaska Airlines	7.9	7.7	7.9	7.8	8.5	8.9	7.6	7.3	7.8
Copa Airlines	6.6	6.0	5.8	5.8	5.6	5.9	6	5.8	5.9
jetBlue Airways	6.0	6.1	5.8	5.6	5.9	6.3	6.1	5.9	6.2

*Does not include non recurring expenses on the 4Q12

Focus on Services and Revenue Opportunities

- ✓ **Buy on Board** in more than 50% of the flights;
- ✓ **Special Seat** in SP-RIO;
- ✓ Development and Strengthening of **Smiles**;
- ✓ Operation to **Santo Domingo and the United States** (Miami and Orlando);
- ✓ New **Route Network**;
- ✓ Improved **Operation on Airports**;
- ✓ Ticket Sales at **Facebook**;
- ✓ **Cargo** Operation (GOLLOG).


Orlando, Florida


Gol




Santo Domingo

Smiles



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Section 4
Smiles

Overview

- Launched in 1994 by VARIG, Smiles now boasts a **membership base of 9 million customers, in 200 countries with stable monthly growth**.
- Boasts a network of **over 150 diverse partners** including hotels, car rentals, insurance, supermarkets and other retail channels
- A **strong international partnership** (eg. Delta, KLM/Air France, Qatar, Iberia) enables wider distribution
- Introduction of **innovative products** such as purchasing smiles for cash and smiles shopping
- **Co-branded credit cards** strengthen ties between the program and the partner
- The loyalty program market has a **substantial growth potential in Brazil**, due to its low penetration when compared to other countries


Clients (million)
7.47
8.28
9.03
2010
2011
2012


Partners
142
123
153
2010
2011
2012

Smiles S.A: GOL's New Business Unit



VRG Linhas Aéreas S.A.
Gol Finance Cayman
GAC Inc.
Smiles S.A.
Webjet Linhas Aéreas
Operating
Non-Operating

2012 was an important year for the development of Smiles. **Today, the loyalty program is a subsidiary of GOL (Smiles S.A) with an independent administration management, focused on this business model.**

In February 2013, **Smiles S.A has filed a registration on CVM to proceed with the IPO. The Offer is subject to approval by the CVM and market conditions.**

Initiatives to Strengthen the Loyalty Program during 2012

Smiles

1. Online Redemption Platform
2. Miles for Sale
3. Smiles Shopping
4. New Partners BR
5. Extension of its Benefits

Section 5

2013 Guidance

Main Factors that Influenced 2012 Results

- ✓ +18% growth in average fuel price over the year
- ✓ +17% depreciation of the real against the dollar (average for the period)
- ✓ Increase in Airport Fee of over +30%
- ✓ Brazilian GDP Low Growth
- ✓ Winding up of Webjet's operations
- ✓ Impairment of Varig´s brand

Summary Results

Financial Highlights (R$MM)	2010	2011	2012	4T11	4T12
Net Operating Revenues (R$MM)	6,979	7,539	8,104	2,234	2,119
EBIT	698	(245)	(906)	(34)	(358)
EBIT Margin (%)	*10.0%*	*-3.2%*	*-11.2%*	*-1.5%*	*-16.9%*
EBITDAR (R$MM)	1,535	656	258	246	(44)
EBITDAR Margin (%)	*22.0%*	*8.7%*	*3.2%*	*11.0%*	*-2.1%*
Net Income	214	(752)	(1,513)	54	(447)
Net Margin (%)	*3.1%*	*-10.0%*	*-18.7%*	*2.4%*	*-21.1%*
Cash/Net Revenue (LTM)	29%	31%	20%	31%	20%
Total Gross Debt	3,741.1	4,991.4	5,191.2	4,991.4	5,191.2
Gross Debt(1) / EBITDAR (LTM)	5.0 x	13.0 x	37.6 x	13.0 x	37.6 x
Adjusted Net Debt(2) / EBITDAR (LTM)	3.7 x	9.4 x	31.4 x	9.4 x	31.4 x

Excluding extraordinary costs arising from the end of Webjet's operation and impairment (R$ 197M), the **EBIT margin of 4Q12 and 2012 reached -7.6% and -8.7%, respectively.**

(1) Gross debt + LTM operational leasing expenses x 7
(2) Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash

Financial Indicators



+10.5%
15.53
15.48
14.64
15.30
17.16
2,234
2,166
1,831
1,987
2,119
4Q11
1Q12
2Q12
3Q12
4Q12
Net Revenue
(Cents of R$)

Excluding non recurring impacts
CASK R$18.46
CASK Ex-Fuel R$10.90



15,76
9,40
15,43
8,63
17,48
10,12
16,85
9,63
20.05
12.49
6.36
6.80
7,36
7,22
7,56
4T11
1T12
2T12
3T12
4T12
(Cents of R$)
Ex-Fuel (Cents of R$)

Excluding non recurring impacts
R$-161 Million
(margin -7.6%)



-1,5%
0,3%
-19,4%
-10,1%
-16,9%
-33,9
7,3
-354,6
-200,7
-357,6
4Q11
1Q12
2Q12
3Q12
0
EBIT (R$MM)
EBIT Margin

Excluding non recurring impacts
R$153 Million
(margin 7.2%)



246,1
267,9
96,2
11,0%
12,4%
-3,4%
4,8%
-2,1%
-62,4
-43,7
4Q11
1Q12
2Q12
3Q12
0
EBITDAR (R$MM)
EBITDAR Margin

Cash Position and Debt Profile

Smiles

- Amortization Schedule Debt on December 31, 2012 (R$MM)
  - Does not include interest and financial leasing

Financial Debt: R$3.1 Billion


Excludes US$200M Bond (due on 2023)
Waiver Debentures
115
252
34
93
676
261
429
258
1
967
2013
2014
2015
2016
2017
2018
2019
After 2019
Debt R$
Debt USD

Cash Position (R$ million)


2.3
2.2
2.0
1.9
1.6
31%
28%
24%
23%
20%
4Q11
1Q12
2Q12
3Q12
4Q12
Total Cash
Total Cash/Net Revenue (LTM)

Hedging Activity as of 4Q12

Smiles

Hedge Strategy

- ✓ Currency: USD Hedge
- ✓ Interest Rates: Aircraft financing
- ✓ Fuel Hedge: 100% Proxy Brent

Fuel Hedge

December 31, 2012

	Current Position	If triggers reached
	Current % Average HR	Maximum % Average HR
3 months	28%	28%
6 months	18%	28%
12 months	13%	27%
24 months	10%	20%
36 months	7%	19%

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Section 6
2013 Guidance

Guidance

Company reaffirms its supply rationalization strategy for 2013

Guidance 2013	Min.	Max.
Brazilian GDP Growth	2.5%	3.0%
RASK Variation	Above or equal 10.0%	
GOL Domestic Capacity (ASK) variation	Around -7%	
CASK ex-fuel (R$ cents)	9.7	10.3
Average Exchange Rate (R$/US$)	1.95	2.05
EBIT margin	1%	3%

GOL is announcing a **reduction in domestic supply of between -8% and -10%** in the first half and a decrease up to -7% in the year, both in 12-month terms, in order to achieve **RASK growth of at least 10%** and recover operating margins.

The Company estimates a **positive operating result for the first quarter of 2013, higher than in the same period last year.**

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Section 7

Final Message

Final Remarks

- ✓ Clear and frequent communication of the Company's strategy to the market;
- ✓ **Commitment to implementing the strategy;**
  - Supply management
  - Smiles IPO
  - Competitive Advantage on Cost
  - Focus on Liquidity
  - Focus on expansion and improvement of **services**.


GOL

RECOVERY OF OPERATING MARGINS

GOL Investor Relations

ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ir